Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

August 9, 2011

VIA EDGAR

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Rainbow International, Corp. (the “Company”)

                        Amendment No. 1 to Registration Statement on Form S-1

Filed August 9, 2011

                        File No. 333-175337

Dear Ms. Long:

Pursuant to the staff’s comment letter dated July 28, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about August 9, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 1 to the Company’s Form S-1.

General

1. You disclose that you are a development stage company that intends to engage in the business of distributing Bohemian crystal products.  We note that since inception you have had no operations, sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply to this offering.

Company response:  The Company is not a “blank check company.”  Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that:

. . . the term “blank check company” shall mean a company that:

• Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

• Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. . . .

See also Securities Act § 7(b)(3).  By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”  Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001).

In several places of the Company’s Form S-1, filed December 10, 2010, the Company states it’s specific business plan.  For example, on pages 18 and 19, the Company describes its business and details of its plan of operation for the next 12 months.

Further details of the Company’s business plan continue through the beginning of page 22, where it states what its business is and that it has also entered into a Supply Agreement for the purchase of Bohemian crystal it sells.  Additionally, the Company makes disclosure of its business on page 5.

On page 18, the Company discloses that, “We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose.   We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.”  Additionally, the Company makes a similar disclosure in the first paragraph of page 22.

Because the Company (i) has a business plan to sell Bohemian crystal and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419.  The Company’s factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .,” whereas in this case the Company is marketing and selling Bohemian crystal.

Prospectus Cover Page, page 3

1. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Company response:  The Company has disclosed to include the anticipated net proceeds from the offering on an aggregate basis on the Prospectus cover page.

2. We note your disclosure that you are offering shares of common stock in your initial public offering on a “best-efforts” basis. “Best efforts” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf.  As you are not engaging a third party financial intermediary to sell your offering, it appears that you should characterize your offering as a “direct primary” offering rather than as a “best efforts” offering.  Please revise your disclosure throughout the prospectus to better characterize your offering as being a “direct primary” offering.

Company response:  The Company has revised its disclosure in the second paragraph on Prospectus cover page, to state, “The offering is a direct primary being conducted on a self-underwritten, basis,” and added the same sentence the Plan of Distribution section on page  29.

3. You disclose that in event of voluntary or involuntary bankruptcy, a creditor claim may attach to an investor’s subscription “which could preclude or delay the return of money” to such investor.  Please disclose the circumstances in which you plan to return subscriptions to investors and state clearly that there is no assurance that you will be able to return such funds.  Alternatively, if true, please revise your disclosure to state that any funds received as part of the offering will be immediately deposited into your bank account and that if you fail to raise enough capital to commence operations, investors may lose their entire investment.

Company response:  The Company has revise the referenced disclosure on the Prospectus cover page, so that as revised, the referenced disclosure states:

We have not made any arrangements to place funds in an escrow, trust or similar account.  Any funds received as part of the offering will be immediately deposited into our bank account and will be immediately available to us for our immediate use.  If we fail to raise enough capital to commence operations, you may lose your entire investment.  Additionally, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws.  Similarly, if a creditor sues us and obtains a judgment against us, the creditor could garnish our bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription. If that happens, you will lose your investment and your funds will be used to pay creditors.

Prospectus Summary, page 5

Corporate Background and Business Overview, page 5

4. Please disclose here that you require a minimum funding of $20,000 to conduct your business over the next 12 months, and that if you are unable to obtain this level of financing, your business may fail.  We note your disclosure in the fifth paragraph on page 16.

Company response:  The Company has added a second paragraph under the heading “Corporate Background and Business Overview” on page 5, which states, “We require a minimum funding of $20,000 to conduct our business over the next 12 months, and if we are unable to obtain this level of financing, our business may fail.”

The Offering, page 6

5. Please briefly disclose here that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

Company response:  On page 6, the Company has disclosed on page 6, under a new heading “Manner of Offering,” that “The offering is a self-underwritten, direct primary offering with no minimum purchase requirement.”

6. We note that you have two rows that purport to set forth the number of shares outstanding before the offering.  One row indicates 3,000,000, and the other indicates 5,000,000.  Please correct this inconsistency.  It appears to us that you may have intended the second row to reflect the number of shares outstanding after the offering, assuming the sale of all 2,000,000 shares in the offering covered by the prospectus.

Company response:  On page 6, the Company has revised the row indicating 5,000,000 shares to disclose that such number of shares are issued an outstanding after completion of the offering, assuming the sale of all 2,000,000 shares being offered.

7. Please revise the row for net proceeds to show the assumptions that you have made in calculating the amount of $80,000 shown (e.g., the sale of 100% of the stock you are offering).

Company response: On page 6, the Company has revised the row for net proceeds to clarify that the $80,000 shown assumes the sale of all 2,000,000 shares being offered.

8. Please revise the caption “Registration Costs” to reflect that you are showing your anticipated total offering costs.

Company response:  On page 6, the Company has added the text “Anticipated Total” immediately prior to “Registration Costs.”

9. Please reconcile your “Duration of the Offering” disclosure with your prospectus cover page disclosure stating that the offering will continue for 180 days once it is declared effective.

Company response:  On page 6, the Company has made the disclosure under “Duration of Offering” consistent with the related disclosure on the Prospectus cover page by stating, “The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 180 days.  At the discretion of our management, we may discontinue the Offering before expiration of the 180 day period or extend the Offering for up to 90 days following the expiration of the 180-day Offering period.”

Summary of Financial Information, page 6

10. Total expenses and accumulated deficit on page 6 differ from the amounts presented in your audited financial statements. Please revise or advise.

Company response:  The Company has clarified (i) on page 6 that its total expenses is $400 and (ii) on pages 5, 6, and 7 that its net loss is $(400)

Risk Factors, page 7

If we are unable to obtain the necessary financing to implement our business plan ...,

11. Please reconcile your disclosure here that you expect it will take 18 months for you to be in a position to generate revenue with your disclosure on page 5 that it will take 12 months.

Company response: On page 7, the Company has clarified that it will take 12 months to be in a position to generate revenues.

Use of Proceeds, page 15

12. Please revise your disclosure to clearly state that the various offering amounts presented are for illustrative purposes only that the actual amount of proceeds raised, if any, may differ significantly.

Company response:  On page 15, the Company has added the text, “The various offering amounts presented are for illustrative purposes only and the actual amount of proceeds raised, if any, may differ significantly.”

13. The amounts in the net offering after expenses line item on page 15 differ from those in the anticipated net offering proceeds line item on page 17.  Please revise or advise.

Company response:  On page 17, the Company has revised the line item titled, “Post offering net tangible book value” to be consistent with the net offering after expenses line item on page 15.

Dilution, page 17

14. You appear to be using gross offering proceeds plus cash at May 31, 2011 to calculate your post offering net tangible book value. Your post offering net tangible book value should be calculated by adding net offering proceeds (gross proceeds minus offering expenses) to your May 31, 2011 historical net tangible book value of $2,600.  Please revise your disclosures throughout the filing accordingly.  Refer to Item 506 of Regulation S-K.

Company response:  On page 17, the Company has revised its dilution table under the Use of Proceeds section in accordance with the forgoing comment and Item 506 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation.

Overview, page 18

15. With respect to your page 19 disclosure related to the negotiation of service agreements with potential wholesale customers, please revise your disclosure to provide few examples of potential wholesale customers.

Company response:  The Company has added the text, “such as large department stores, gift stores and crystal ware distributors,” to page 19.

Description of Business, page 22

In General, page 22

16. Please reconcile your disclosure that the total estimated amount of funds required to develop your business is $83,100 with your liquidity disclosure on page 20 that you anticipate needing approximately $62,800 to meet your requirements for operating needs for the 12 months of your estimated budget.

Company response:  On page 22, the Company revised the figure of $83,100 to $62,800, and added that such amount “is also the amount we need to meet our requirements for operating needs for the next 12 months of our estimated budget.”

Agreement with our supplier, page 24

17. Please disclose here and elsewhere in the prospectus where disclosure requires it, that the supply agreement with Autodily Rachot provides for no minimum purchase requirements. Also, please clarify whether Autodily is simply a distributor of Bohemian crystal products or also a manufacturer.  We note that Recital B of the Supply Agreement (Exhibit 10.1) defines “Products” as “Bohemian crystal products manufactured or otherwise produced in the Czech Republic by [Autodily Rachot].” [emphasis added]

Company response:  The Company has added the text, “The Supply Agreement with Autodily Rachot provides for no minimum purchase requirements.  Autodily Rachot is currently a distributor, and not a manufacturer, of Bohemian crystal product,” to pages 5, 18, 22 and 24.

18. Section 1.2 of the Supply Agreement provides that the prices of the products to be paid by you “shall initially be set” as set forth in Schedule I to the agreement.  To the extent known, please disclose whether Autodily Rachot will have any discretion to adjust the product prices, and how such price adjustment may impact your results of operations. In this respect, we note your “Price competition could negatively affect our gross margins” risk factor disclosure on page 20.

Company response:  The Company has added the text, “The prices to be paid by us under the Supply Agreement are fixed and can be changed only with a supplemental written agreement between Autodily Rachot and us,” to pages 5, 18, 22 and 24.

Compliance with Government Regulation, page 24

19. Please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by the Czech Republic or any of the North American countries in which you plan to distribute Bohemian crystal products.  See Item 101 (h)(4)(ix) of Regulation S-K.

Company response:  The Company has added the text, “We do not believe that any existing or probable government regulation on our business, including any applicable export or import regulation or control imposed by Czech Republic or any of the North American counties in which we plan to distribute Bohemian crystal products will have a material impact on the way we conduct our business,” to page 24.

Certain Relationships and Related Transactions. page 28

20. Please ensure that your disclosure here is consistent with the “Related Party “Transactions” disclosure in Note 5, page F-9 of the financial statements.  We note your Note 5 disclosure regarding the various loans a director has made to the company.

Company response:  The Company has added the text, “Vladimir Bibik, our President, Secretary, Treasurer and sole director, loaned us $75 on April 22, 2011; $325 0n April 28, 2011; and $400 on May 31, 2011.  These loans are non-interest bearing, due upon demand and unsecured,” to page 28.

21. Since you are a shell company (see disclosure in the fourth paragraph of your “Plan of Distribution” discussion on page 29), please provide Item 404(c)(1) of Regulation S-K disclosure.

Company response: On page 28, the Company has disclosed Mr. Bibik’s status as a promoter under a separate heading titled, “Promoters,” and included the disclosure required by Item 404(c)(1) of Regulation S-K thereunder.

Plan of Distribution, page 29

22. Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering.  For instance, will Mr. Bibik solicit the investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares?  Please provide us supplementally with copies of any materials that Mr. Bibik intends to use in this regard.  Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Company response:  Mr. Bibik will solicit investors who are persons personally known to him via telephone and e-mail.  The offering materials will consist solely of the Prospectus and subscription agreement attached to the Form S-1 as Exhibit 10.2.  Additionally, the Company has filed a form of subscription agreement to be used in the offering at Exhibit 10.2.

23. Please revise your disclosure to briefly describe any applicable provisions in your bylaws that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation.

Company response:  The Company has added the text, “No provision in our Bylaws would have an effect of delaying, deferring or preventing a change in control of the Company or would operate only with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation,” to page 29.

24. Please disclose the address of counsel issuing the opinion.  Refer to paragraph 23 of Schedule A of the Securities Act.

Company response:  The Company has added the text, “The Law Offices of Thomas E. Puzzo, PLLC., with an address of 4216 NE 70th Street, Seattle, Washington 98122, has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus,” to page 29.

25. You disclose you evaluated subsequent events through the date your financial statements were issued.  Please also disclose that specific date pursuant to ASC 855-10-50-1.

Company response:  The Company added the following text to Note 6: “The Company has evaluated subsequent events from May 31, 2011 through June 21, 2011 and has determined that there are no items to disclose.”

Exhibit 23.2

26. Please make arrangements with your auditor for them to also refer in their consent to the period from inception (April 22, 2011) to May 31, 2011.

Company response:   The Company has made such arrangements with its auditors.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo